Exhibit 99.2

ARTICLES OF AMENDMENT STATUTS DE MODIFICATION 1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Denomination sociale actuelle de la societe (ecrire en LETTRES MAJUSCULES SEULEMENT): CONCORDIA HEALTH CARE CORP. 2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de la societe (s’il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT): CONCORDIA INTERNATION CORP. 3. Date of incorporation/amalgamation: Date de la constitution ou de la fusion: 2016/01/01 (year, Month, Day) (annee, mois, jour) 4. Complete only if there is a change in the number of directors or the minimum / maximum number of directors. II faut remplir cette partle seulement si le nombre minimal ou maximal d’administrateurs a change. Number of directors is/are: minimum and maximum number of directors is/are: Nombre d’administrateurs: nombres minimum et maximum d’administrateurs : Number minimum and maximum Nombre minimum et maximum Or Ou 5. The articles of the corporation are amended as follows: Les status de la societe sont modifies de la facon suivante: To change the name of the Corporation to Concordia International Corp. Form3 Business Corporations Act Formule 3 Loi sur les Societies par actions

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dument autorise conformement aux articles 168 et 170 (de la Loi sur les societies par actions. 7. The resolution authorizing the amendment was approved by the shareholders (as applicable) of the corporation on Les actionnaires ou les administrateurs (selon le cas) de la societe ont approuve la resolution autorisant la modification le 2016/04/29 (Year, Month, Day) (annee, mois, jour) These articles are signed in duplicate. Les presents statuts sont signes en double exernplaire. CONCORDIA HEALTHCARE CORP. (print name of corporation from Article 1 on page 1) (Veuillaz acir is nom de is societe de I article un a la page une) By/ Per: (Signature) (Signature) Francesco Tallarico (Description of Office) (Fonction) Page 2 of/de 2
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